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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 1-14267

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:

     REPUBLIC SERVICES 401(K) PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REPUBLIC SERVICES, INC.
110 S.E. 6th St.
Fort Lauderdale, Florida 33301

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REPUBLIC SERVICES
401(K) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

TOGETHER WITH REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2001

REPUBLIC SERVICES
401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Pages

Reports of Independent Certified Public Accountants	1 - 2

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	4

Notes to Financial Statements	5 - 8

Schedule G, Part III — Schedule of Nonexempt Transactions for the Year Ended December 31, 2001	9

Schedule H, Line 4i— Schedule of Assets (Held at End of Year) as of December 31, 2001	10

Schedule H, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2001	11

Exhibit Index	12

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Management of Republic Services, Inc.:

     We have audited the accompanying statement of net assets available for benefits of the Republic Services 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP

Fort Lauderdale, Florida
June 25, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of the
      Republic Services 401(k) Plan:

     We have audited the accompanying statement of net assets available for benefits of the Republic Services 401(k) Plan as of December 31, 2000. This financial statement is the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP

Fort Lauderdale, Florida,
June 29, 2001.

REPUBLIC SERVICES
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2001 and 2000

	2001	2000

Investments, at Fair Value:
Mutual Funds	$22,358,280	$15,112,208
Collective Trust Funds	16,891,445	14,191,583
Republic Services, Inc. Common Stock	6,489,271	3,970,980
Cash	225,236	1,219,315

Total Investments	45,964,232	34,494,086

Contributions Receivable:
Employee	305,239	262,778
Employer	527,520	426,700

Total Contributions Receivable	832,759	689,478

Total Assets	46,796,991	35,183,564

Liabilities:
Excess Contributions Payable	8,628	128,607

NET ASSETS AVAILABLE FOR BENEFITS	$46,788,363	$35,054,957

The accompanying notes to financial statements are an integral part of these statements.

REPUBLIC SERVICES
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2001

Additions:
Transfers into Plan from Acquired Company Plans	$4,476,979

Contributions—
Employee	9,206,718
Employer	2,236,697

Total Contributions	11,443,415

Investment Income—
Dividend and Interest Income	1,049,375
Net Appreciation in Fair Value	208,961

Total Investment Income	1,258,336

Other Receipts	5,692

Total Additions	17,184,422

Deductions:
Participant Distributions	5,450,856
Plan Expenses	120
Other Deductions	40

Total Deductions	5,451,016

Net Increase	11,733,406
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	35,054,957

End of Year	$46,788,363

The accompanying notes to financial statements are an integral part of this statement.

REPUBLIC SERVICES
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

(1) DESCRIPTION OF PLAN:

(a) General

     The following description of the Republic Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

     The Plan was established effective April 1, 1999 to provide benefits to all eligible employees of Republic Services, Inc. and its subsidiaries (the “Company”). The Plan is a defined contribution plan commonly known as an Internal Revenue Code (“IRC”) section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company is the designated administrator of the Plan.

     Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. The Company also retains the right to amend the Plan from time to time.

     In the event the Plan is terminated, participants will receive benefits equal to the value of the participants’ vested interest in their account as of the date of the distribution. Participants will have the option of receiving a lump-sum distribution or can roll-over their distribution into an Individual Retirement Account.

(b) Eligibility

     Employees are eligible to participate in the Plan when they are at least 18 years of age and have completed three months of employment. Enrollment provisions allow for weekly entry dates by all eligible employees.

(c) Contributions and Funding Policy

     Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 15% of eligible compensation, as defined. Participants direct the investment of their contributions into various investment options offered by the Plan. In 2001, each eligible participant could contribute up to $10,500, subject to other applicable IRC limitations. The Plan also allows for rollovers of vested contributions from previous employers’ qualified plans.

     During 2001, an employer matching contribution of 50% of the amount contributed by each participant up to 4% of the employee’s salary was made. This contribution is made by the Company to all participants who are employees on the last day of each calendar quarter and are credited with at least one year of service at that time. The employer match is generally made in shares of the Company’s common stock. The employer matching contribution for 2001 is $2,236,697 which was paid in stock of the Company and is included in the accompanying financial statements. The Company did not make any discretionary contributions to the Plan during 2001.

     Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of investment income. The Plan provides for immediate vesting of all contributions plus actual earnings thereon.

(d) Investments

     The Company entered into an agreement whereby Merrill Lynch Trust Company (the “Trustee”) has been appointed the Trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan’s Benefits Committee.

     The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies (See Note 5).

(e) Payment of Benefits

     In general, upon termination of service due to death, disability, or retirement, a participant (or designated beneficiary) will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants with balances attributable to participation in the former Republic Rewards 401(k) Plan (which is a plan for employees of AutoNation, Inc., Republic Services, Inc.’s former parent company) can elect to receive annual installments over a period not exceeding the remaining life expectancy of the payee. Participants with balances from other prior plans will retain the distribution options of those plans. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2)  SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States.

Use Of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

     The Plan’s investments in mutual funds and Republic Services, Inc. common stock are stated at fair value as determined by quoted market prices for these securities on national securities exchanges. The Plan’s investments in collective trust funds are stated at fair value as determined by the Trustee. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.

(3) INVESTMENTS:

     The investments of the Plan as of December 31, 2001 and 2000 are as follows:

	2001		2000

Mutual Funds—
Alger Growth Retirement Portfolio	$1,332,014		$—
Franklin Small-Mid Cap Growth Fund	3,815,048	(a)	3,681,579	(a)
Ivy International Fund	1,322,877		2,192,523	(a)
Oakmark Select II Fund	7,271,565	(a)	5,357,322	(a)
Pilgrim International Value Fund	508,999		—
PIMCO Total Return Fund	5,591,541	(a)	3,880,784	(a)
State Street Research Aurora Fund	1,097,269		—
Van Kampen Growth & Income Fund	1,400,949		—

Total Mutual Funds	22,340,262		15,112,208

Collective Trust Funds—
Merrill Lynch Retirement Preservation Trust	11,715,796	(a)	7,717,229	(a)
Merrill Lynch Equity Index Trust	5,175,649	(a)	6,474,354	(a)

Total Collective Trust Funds	16,891,445		14,191,583

Republic Services, Inc. Common Stock	6,489,271	(a)(b)	3,970,980	(a)(b)
Loan Fund	18,018		—
Cash	225,236		1,219,315

Total Investments	$45,964,232		$34,494,086

(a)	Investment amount represents more than 5% of the Plan’s net assets as of December 31 of the Plan year.
(b)	Non-participant-directed investment and participant directed investments in Republic Services, Inc. common stock.

     During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated), net in value by $208,961 as follows:

Mutual Funds	$(632,686)
Republic Services, Inc. Common Stock	841,647

Net Appreciation in Fair Value	$208,961

(4) NON-PARTICIPANT-DIRECTED RECEIVABLES AND INVESTMENTS:

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed receivables and investments is as follows:

	As of December 31,

	2001	2000

Net Assets:
Employer Contribution Receivable	$527,520	$426,700
Republic Services, Inc. Common Stock	6,489,271	3,970,980

	$7,016,791	$4,397,680

Year Ended
December 31, 2001

Changes in Net Assets:
Transfers into Plan from Acquired Company Plans	$349
Contributions—
Employee	216,370
Employer	2,236,697
Net appreciation in fair value	841,647
Other receipts	20
Participant distributions	(639,207)
Plan expenses	(27)
Other deductions	(1,037)
Net transfers from participant-directed investments	(35,701)

$2,619,111

(5) TRANSFERS INTO PLAN:

     The 401(k) plans of certain companies acquired by the Company are periodically converted in to the Plan, with the related employees becoming participants. All of the assets of these plans are transferred at fair value and invested in the Plan based upon the employees’ former account balances by investment type. For the Plan year ended December 31, 2001, $4,476,979 of Plan assets are reflected as transfers in to the Plan from acquired company plans in the accompanying statement of changes in net assets available for benefits.

(6) BENEFIT DISTRIBUTIONS:

     In general, upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant’s beneficiary) will receive an amount equal to the value of the participant’s vested interest in his or her account.

     Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $200,841 and $102,140 at December 31, 2001 and 2000, respectively. Such amounts are included in net assets available for benefits at December 31, 2001 and 2000 in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan’s Form 5500 reflects such amounts as liabilities of the Plan in accordance with IRC guidelines.

(7) PARTY-IN-INTEREST TRANSACTIONS:

     Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays substantially all fees and expenses of the Plan, which primarily consist of legal, administrative and accounting fees. Fees and expenses paid directly by the Company were $120,173 in 2001.

(8) NONEXEMPT TRANSACTION:

     During the year ended December 31, 2000, the Plan paid certain expenses on behalf of the Company, not allowed under the Plan’s provisions, which constituted a lending of such monies to the Company. As such, this transaction represented a nonexempt transaction between the Company and the Plan. The deemed loan was reimbursed to the Plan in July 2001, and is reflected as an employer contribution receivable in the statement of net assets available for benefits as of December 31, 2000.

(9) INCOME TAX STATUS:

     The Plan has received a determination letter from the Internal Revenue Service dated November 16, 1999 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

     In February 2002, the Plan was submitted to the IRS for a new determination letter as the Plan has been amended to comply with GUST (GUST is an acronym referring to the changes required by several federal statutes adopted from 1995 to 2000; individually known as: the Uruguay Round Agreements Act; USERRA - Uniformed Services Employment and Reemployment Rights Act of 1994; Small Business Jobs Protection Act of 1996; Taxpayer Relief Act of 1997; Internal Revenue Service Restructuring and Reform Act of 1998; and Community Renewal Tax Relief Act of 2000). In addition the Plan was amended to make changes adopted pursuant to the Economic Growth and Tax Relief and Reconciliation Act of 2001 (EGTRRA). The plan amendments are effective January 1, 2002.

E.I.N.: 65-0716904
Plan #: 001

REPUBLIC SERVICES
401(K) PLAN
Schedule G, Part III — SCHEDULE OF NONEXEMPT TRANSACTIONS
For the Year Ended December 31, 2001

Identity of	Description	Amount
Party Involved	of Transaction	of Loan

Republic Services, Inc.	Deemed loan to Company dated October 6, 2000, matured July 15, 2001.	$9,290

Note:	The above expenses paid by the Plan have been recorded as an employer contribution receivable as of December 31, 2000 in the statement of net assets available for benefits.

E.I.N.: 65-0716904
Plan #: 001

REPUBLIC SERVICES
401(K) PLAN
Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2001

Description	Shares	Cost	Market Value

*Merrill Lynch Retirement Preservation Trust	11,715,900	$11,716,103	$11,715,796
*Merrill Lynch Equity Index Trust	64,214	5,648,561	5,175,649
Alger Growth Retirement Portfolio	105,049	1,273,379	1,332,014
Franklin Small-Mid Cap Growth Fund	122,395	4,038,964	3,815,048
Ivy International Fund	63,938	1,952,622	1,322,877
Oakmark Select II Fund	267,632	5,461,289	7,271,565
Pilgrim International Value Fund	39,580	497,020	508,999
PIMCO Total Return Fund	534,565	5,562,760	5,591,541
*Republic Services, Inc. Common Stock	324,951	4,832,027	6,489,271
State Street Research Aurora Fund	33,919	989,853	1,097,269
Van Kampen Growth & Income Fund	82,360	1,369,833	1,400,949
Loan Fund (interest rates ranging from 9.25% to 10.50%)	18,018	18,018	18,018
Cash	N/A	225,236	225,236

Total		$43,585,665	$45,964,232

*	Represents a party-in-interest to the Plan.

E.I.N.: 65-0716904
Plan #: 001

REPUBLIC SERVICES
401(K) PLAN
Schedule H, Line 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 31, 2001

	Number of		Purchase	Selling	Asset	Net
Investment Description	Transactions	Shares	Price	Price	Cost	Gain/(Loss)

Purchases:
Republic Services, Inc. Common Stock	14	120,530	$2,157,238	N/A	$2,157,238	N/A
Sales:
Republic Services, Inc. Common Stock	410	31,398	$436,909	$564,109	$436,909	$127,200

Note:	Transactions included herein represent transactions, or a series of transactions, in securities of the same issue, or with respect to the same issuer, of 5% or more of the quoted value of Plan assets at the beginning of the Plan year for non-participant-directed investments.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP

23.2	Consent of Arthur Andersen LLP

SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Republic Services 401(k) Plan

(Name of Plan)

By: /s/ Tod C. Holmes

Title: Chairperson of the Benefits Committee of the Republic Services 401(k) Plan

Date: June 25, 2002